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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                        FITZGERALD'S GAMING CORPORATION
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                               (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                        (Title of Class of Securities)

                                   338271109
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                                (CUSIP Number)

                              MICHAEL E. McPHERSON
                               301 FREMONT STREET
                            LAS VEGAS, NEVADA 89101

                                 (702) 388-2400


                                 WITH A COPY TO

                               THEODORE H. LATTY
                           HUGHES HUBBARD & REED LLP
                          350 SOUTH GRAND, SUITE 3600
                           LOS ANGELES, CA 90071-3442
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                JANUARY 25, 1999
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP No. 338271109                                            Page 2 of 4 Pages


  (1)     NAME OF REPORTING PERSON
          S.S. or I.R.S. Identification No. of Above Person

          Philip D. Griffith
          SS ####-##-####
          ---------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [  ]
                                                                     (b)   [  ]

          ---------------------------------------------------------------------
  (3)     SEC USE ONLY

          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*

          Personal Funds
          ---------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               [  ]

          Not applicable
          ---------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          U.S.
          ---------------------------------------------------------------------
                       (7)     SOLE VOTING POWER

                               2,718,203
                       --------------------------------------------------------
      NUMBER OF        (8)     SHARED VOTING POWER
        SHARES
     BENEFICIALLY              0
       OWNED BY        --------------------------------------------------------
         EACH          (9)     SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH               2,718,203
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                               0
                       --------------------------------------------------------
 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,718,203
          ---------------------------------------------------------------------
 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          65.4%
          ---------------------------------------------------------------------
 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------


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                                  SCHEDULE 13D

CUSIP NO. 338271109                                            PAGE 3 OF 4 PAGES

                             EXPLANATORY STATEMENT

     This Amendment No. 2 (this "Amendment No. 2") amends, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D filed by Philip D. Griffith ("Mr. Griffith") (as previously amended by Amendment No. 1 thereto, the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Fitzgeralds Gaming Corporation, a Nevada corporation (the "Issuer"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D.

     This Amendment No. 2 is being filed for the purpose of disclosing the acquisition by Mr. Griffith of 15,514 shares of Common Stock, representing approximately .4% of the Company's outstanding Common Stock. The filing of this Amendment No. 2 is not, and should not be deemed to be, an admission that such an Amendment No. 2 is required to be filed.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended by adding the following:

     Mr. Griffith used personal funds to acquire the 15,514 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is hereby amended by adding the following:

     Mr. Griffith acquired the 15,514 shares of Common Stock for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated as follows:

     (a) 2,718,203 shares of Common Stock representing approximately 65.4% of the Company's Common Stock outstanding. Included in such amount are 141,666 currently exercisable options for shares of the Issuer's Common Stock. Mr. Griffith's stock is held by the Philip D. Griffith Gaming Trust, of which Mr. Griffith is the sole trustee.

     (b)  Sole power to vote: 2,718,203
          Shared power to vote: 0
          Sole dispositive power: 2,718,203
          Shared dispositive power: 0

     (c) (i) As of October 16, 1997, the Company granted Mr. Griffith options to purchase 175,000 shares of the Company's Common Stock, of which 141,666 options were exercisable as of December 31, 1998. The remaining 33,334 options will become



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                                  SCHEDULE 13D

CUSIP NO. 338271109                                            PAGE 4 OF 4 PAGES

          exercisable on December 31, 1999. Mr. Griffith has not exercised any of the options as of the date of this Amendment No. 2.

          (ii) On January 21, 1999, the Mississippi Gaming Commission approved the acquisition by the Philip D. Griffith Gaming Trust of 15,514 shares of Common Stock from certain of Mr. Griffith's friends and relatives and on January 25, 1999 Mr. Griffith consummated such acquisition. Mr. Griffith paid an average price of $4.64 per share acquired the shares directly from each of the selling shareholders.

     (d)  None

     (e)  Not applicable.

     ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 5 is amended and restated as follows:

          As of October 16, 1997, the Company granted Mr. Griffith options to purchase 175,000 shares of the Company's Common Stock, of which 141,666 options were exercisable as of December 31, 1998. The remaining 33,334 options will become exercisable on December 31, 1999.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 8, 1999                        /s/  PHILIP D. GRIFFITH
----------------                        ---------------------------------
      Date                                   Philip D. Griffith



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